Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS DECEMBER SALES

-- Comparable Store Sales Increase 2.2% --

HOUSTON, TX, January 4, 2007 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the five-week period ended December 30, 2006 increased 11.8% to $270.5 million from $241.9 million in the prior year five-week period ended December 31, 2005. Comparable store sales increased 2.2% compared to an increase of 7.3% last year.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "Although unseasonably warm weather impacted our sales of cold weather merchandise, and we were up against last year's very strong post-hurricane recovery driven gains, we were still able to achieve a 2.2% comparable store sales increase for December. In fact, for the most part, in markets other than those affected by last year's exceptional post-hurricane sales growth, we experienced solid same store sales gains during December. The majority of our key merchandise categories recorded comparable store sales increases, with our best performing categories being cosmetics, women's special sizes, accessories and dresses."

Mr. Scarborough continued, "Our gift cards sales during December were up over last year by approximately 20%, reflecting the growing trend of giving gift cards as presents during the holiday season. Since gift cards are not included in our sales results until they are redeemed, we believe that our sales over the next few months should benefit from the redemption of these cards."

Mr. Scarborough concluded, "Based on our sales results during the first nine weeks of the fourth quarter, we currently expect that our earnings will be towards the lower end of our previously provided earnings guidance range of $1.31 to $1.36 per diluted share. As a result, we expect that our earnings for the 2006 fiscal year will also be towards the lower end of our previously provided earnings guidance range of $1.86 to $1.92 per diluted share."

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The Company noted that it currently plans to report its actual fourth quarter and full year results on Thursday, March 15, 2007.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2006	2005	2006	2005
1st Quarter	3.2%	4.9%	$343.5	$310.1
2nd Quarter	4.5	7.0	362.1	309.4
3rd Quarter	4.1	3.9	353.4	306.0
November	0.2	4.6	121.2	110.6
December	2.2	7.3	270.5	241.9
4th Qtr-To-Date	1.6	6.4	391.7	352.5
Year-To-Date (11 mos)	3.3	5.6	1,450.7	1,278.0

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 656 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's current EPS outlooks for the 2006 fourth quarter and fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify

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forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's subsequent Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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